FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 31 January 2014
Exhibit No. 2	Correction: Total Voting Rights dated 03 February 2014
Exhibit No. 3	Additional Listing dated 28 February 2014

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 January 2014:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31-Jan-14
Ordinary shares of £1	6,203,497,792	4	24,813,991,168
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	6,204,397,792		24,817,591,168

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

The Royal Bank of Scotland Group plc
Correction: Total Voting Rights - Conformity with the Disclosure and Transparency Rules

The announcement released on 31 January 2014 at 15:24 with reference number 0400Z contained an error relating to the number of ordinary shares which impacted the total voting rights of The Royal Bank of Scotland Group plc. The correct number of ordinary shares of £1 is 6,203,523,362 and not 6,203,497,792.  Subsequently, the correct total voting rights in respect of the ordinary shares is 24,814,093,448 and not 24,813,991,168. This announcement replaces the previous version.

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 January 2014:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31-Jan-14
Ordinary shares of £1	6,203,523,362	4	24,814,093,448
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	6,204,423,362		24,817,693,448

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 3

The Royal Bank of Scotland Group plc
Additional Listing

28 February 2014

The Royal Bank of Scotland Group plc announces that it has applied to the London Stock Exchange and the Financial Conduct Authority for a block listing of 35,000,000 ordinary shares of 100 pence each to be admitted to the Official List.  It is anticipated that these shares will be admitted on 4 March 2014.

These shares will be allotted pursuant to the Company's obligations under the following employee share plans:

i) 20,000,000 ordinary shares of 100 pence each in respect of The Royal Bank of Scotland Group plc 2010 Deferral Plan; and

ii) 15,000,000 ordinary shares of 100 pence each in respect of The Royal Bank of Scotland Group plc 2010 Long Term Incentive Plan.

Participants in these employee share plans have or will become entitled to these new shares following the exercise of share options or allocation of share awards.

The shares will rank equally with the existing ordinary shares of the Company.

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary